EXHIBIT 21

SUBSIDIARIES OF REGISTRANT

1.	CoreCare Behavioral Health Management, Inc. d/b/a Kirkbride Center

2.	Westmeade Healthcare, Inc. d/b/a The Blackwell Center for Adolescent Treatment

3.	CoreCare Food Services, Inc.

4.	CoreCare Realty Corporation (inactive as of July 7, 2004)

5.	Kirkbride Realty Corporation d/b/a The Blackwell Human Services Campus (as of July 7, 2004)

6.	Quantum Managed Mental Health, Inc. d/b/a Quantum Clinical Services Group (discontinued in August, 2006)